The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/16

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on December 17, 2015, at the offices of U.S. Bancorp Fund Services, 777 E. Wisconsin Avenue, Milwaukee, WI
53202.As of October 15, 2015, the record date, outstanding shares of common and preferred stock were 7,428,915 and 48,535 respectively. Holders of 6,406,148 common and 45,972 preferred shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on two proposals. The stockholders elected two Directors to the Board of Directors and approved an amendment to the Fund’s Articles Supplementary to provide for the redemption of the outstanding shares of the Fund’s preferred stock at the option of the Fund at a price equal to 98% of the net asset value per share of
Fund on a date to be designed by the Board of Directors. The following table provides information concerning the matters voted on at the meeting:

I.  Election of Directors - Common and Preferred
     Votes For Votes Withheld

(A) Rajeev Das        3,809,975     2,596,173

I.  Election of Directors - Preferred
     Votes For Votes Withheld
(B) Richard Abraham     42,454      3,518

II. Approval of an amendment to the Fund’s Articles Supplementary to provide for the redemption of the outstanding preferred stock

   Votes For  Votes Against  Abstain

Common and Preferred    4,319,958              107,327   45,491

Preferred  29,399          2,959     -